

March 18, 2013

<u>Via E-mail</u>
Ms. Liu Jia
Chief Financial Officer
Recon Technology Ltd.
1902 Building C
King Long International Mansion
9 Fulin Road, Beijing 100107
People's Republic of China

   **Re: Recon Technology Ltd.
     Form 10-K for Fiscal Year Ended June 30, 2012
     Filed September 28, 2012
     Response dated March 1, 2013
     File No. 1-34409**

Dear Ms. Liu:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operation,
page 16

1. We note your response to prior comment 2 that you did not have any material capital
commitments for the fiscal years ended June 30, 2012 and 2011, and re-issue such
comment. Please expand your disclosure to explain any material changes in any capital
commitments and anticipated sources of funding for such activities or provide an analysis
in necessary detail as to why you continue to believe that you did not have any material
capital commitments for the above-referenced fiscal years. In this regard, we note that
your research and development expenses doubled for 2012 from 2011. Also, please
disclose your capital expenditures budget for 2013. Refer to Item 303(a)(2) of
Regulation S-K. For guidance concerning this disclosure requirement, see SEC Release
No. 34-26831, Part III.B (May 18, 1989). If you have not determined such budget at the
time of your filing, please disclose such information in your filing.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities Act
of 1933 and the Securities Exchange Act of 1934, and that they have provided all information
investors require for an informed investment decision. Since the company and its management
are in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Sirimal Mukerjee,
Staff Attorney, at (202) 551-3340 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Bradley A. Haneberg
        Kaufman & Canoles, P.C.